82-4578

centrica

taking care of the essentials

04 APR -5 AM 7:21

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	2 April, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

SUPPL

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

04024073

Please find following a Stock Exchange Announcement recently released.

Secretariat

PROCESSED
APR 07 2004
THOMSON FINANCIAL

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

2 April, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Annual Long Term Incentive Scheme Allocations

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England & Wales No 3033654
Registered Office:
Millstream, Maidenhead Road

2 April 2004

Centrica plc
Annual Long Term Incentive Scheme Allocations

Centrica announces that on 1 April 2004, conditional allocations of ordinary shares in Centrica plc were made by the trustee of the Centrica Long Term Incentive Scheme (LTIS) to a number of employees, including the following executive directors:

Executive director	Number of shares in conditional allocation
Phillip Bentley	161,569
Mark Clare	162,898
Sir Roy Gardner	287,566
Roger Wood	137,965

The percentage of the allocation eventually to vest is dependent on the satisfaction of performance criteria over a three-year performance period commencing on 1 April 2004. The performance criteria are based on the Company's total shareholder return (TSR) against that of the companies comprising the FTSE 100 at the start of the performance period (the Comparator Group).*

The base price from which performance will be measured is 190.56p (being the average of the closing mid-market prices for Centrica plc for the period 1 April 2003 to 31 March 2004).

The conditional allocations shown above represent the maximum potential award possible if all performance criteria are met at the end of the three-year performance period. If and to the extent that performance criteria are satisfied at the conclusion of the performance period, the relevant number of shares will be transferred to executives at the trustee's discretion.

*The maximum allocation of shares only vests if the Company's TSR over the performance period is ranked in 25th position or above in the Comparator Group. No shares vest if the TSR over the performance period is ranked below 50th position in the Comparator Group. Between 25th and 50th position, shares vest on a sliding scale from 100% to 40%.

Total share interests held under LTIS for each executive director following this notification are as follows:

Phillip Bentley	798,899
Mark Clare	998,440
Sir Roy Gardner	1,653,315
Roger Wood	907,657